Filed by PEDEVCO Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: SandRidge Permian Trust
Commission File No. 001-35274

PEDEVCO Corp.
575 N. Dairy Ashford, Energy Center II, Suite 210
Houston, Texas 77079
T: (713) 221-1768

PEDEVCO EVALUATING TRANSACTION BETWEEN MONTARE AND AVALON; ENCOURAGES AVALON AND MONTARE TO PROVIDE THE TRUST AND HOLDERS OF TRUST COMMON UNITS WITH TRANSPARENCY

HOUSTON, TX, October 15, 2020 — PEDEVCO Corp. (NYSE American: PED) (“PEDEVCO”) today provided an update regarding a transaction announced yesterday between Montare Resources I, LLC (“Montare”) and Avalon Energy, LLC (“Avalon”).

On October 13, 2020, PEDEVCO launched an exchange offer (“exchange offer”), offering to exchange each issued and outstanding common unit of beneficial interest (the “Trust Common Units”) of SandRidge Permian Trust (OTC Pink Sheets: PERS) (the “Trust”) for 4/10ths of one share of PEDEVCO common stock (the “PEDEVCO Common Stock”). The full terms, conditions and other details of the exchange offer are set forth in the offering documents that PEDEVCO filed on October 13, 2020 with the Securities and Exchange Commission (“SEC”).

On October 14, 2020, the Trust issued a press release which stated:

“[O]n October 13, 2020, Avalon Energy, LLC (“Avalon”), the sponsor of the Trust, notified the Trustee that Avalon has entered into a purchase and sale agreement with Montare Resources I, LLC (“Montare”) for the sale of certain wells and leasehold interests (the “Assets”) in which the Trust owns royalty interests. As permitted under the Amended and Restated Trust Agreement governing the Trust, the Assets have been sold to Montare unburdened by the Trust’s royalty interests, and the Trust will receive approximately $4.9 million for the royalty interests to be released by the Trustee in connection with the sale of the Assets. According to Avalon, based on a valuation provided by an independent petroleum engineering firm, the fair value of the royalty interests to be released represents approximately 31.8% of the total fair value of the royalty interests owned by the Trust immediately prior to the sale.”

PEDEVCO will evaluate the exchange offer in light of the above announcement, including its impact on the conditions to the exchange offer. PEDEVCO also encourages holders of Trust Common Units to review the Trust’s Schedule 14d-9 when it is filed with the SEC.

PEDEVCO believes that Avalon and Montare should provide full transparency regarding the transaction for the benefit of the Trust and holders of Trust Common Units (“Trust Unitholders”), and notes as follows:

1) Section 3.02(b) of the Trust Agreement contemplates a Fair Value based upon non-affiliated third parties, but Montare and Avalon have disclosed overlapping relationships.

Section 3.02(b) of the Trust’s Amended and Restated Trust Agreement (the “Trust Agreement”), which is reproduced on Annex A, permits Avalon to sell a divided or undivided portion of its interest in the Underlying Properties free from and unburdened by the Royalty Interests, without the consent of the Trustee or the Trust Unitholders provided the Trust receives Fair Value in the form of cash for the Royalty Interests.

Also as provided on Annex A, “Fair Value” is defined in the Trust Agreement as “an amount of net proceeds that could reasonably be expected to be obtained from the sale of such portion of the Royalty Interests to a party that is not an Affiliate of either [Avalon] or the Trust on an arms’ length negotiated basis, taking into account relevant market conditions and factors existing at the time of any such proposed sale or release.”

PEDEVCO notes that in Amendment No. 1 to the Scheduled 13D filed with the SEC jointly by Avalon and Montare, that Avalon is now a subsidiary of Avalon Exploration and Production (“Avalon E&P”), and that the names and present principal occupation or employment of the managers and executive officers of Avalon E&P are:

●
Carter R. Montgomery, Chairman of the Board of Managers and Executive Chairman;
●
Stephen C. Pugh, member of the Board of Managers and Chief Executive Officer and President;
●
A. Brandon Hall, member of the Board of Managers and Executive Vice President and Chief Financial Officer;
●
Bonnie F. Seggelink, Vice President – Administration, Treasurer and Secretary; and
●
Trevor Farr, member of the Board of Managers.

Montare filed its Certificate of Formation in the state of Texas in June 2020 listing Montare Partners Holdings I, Ltd. as its member. On June 26, 2020, Montare Partners Holdings I, Ltd. filed a Form D with the SEC that lists the following persons each as a principal:

●
Dickie D. Hunter
●
Stephen Pugh
●
Brandon Hall
●
Carter Montgomery

Accordingly, certain individuals associated with Montare are also associated with Avalon, and it appears that Montare and Avalon share common management and control and are affiliated entities. PEDEVCO notes that the definition of “Fair Value” in the Trust Agreement is based upon a price that could be obtained by the sale of the released Royalty Interests to a party that is not an affiliate of Avalon. The Trustee has also noted that Avalon and Montare have a close relationship.

2) The sale of 31.8% of the total fair value of the Trust’s Royalty Interest for $4.9 million implies a fair value of all the Royalty Interests that appears significantly low, and Avalon and Montare should provide public support for their calculation and identify the assets sought to be acquired.

In the press release issued yesterday, the Trustee indicated that:

 “[it] will receive approximately $4.9 million for the royalty interests to be released by the Trustee in connection with the sale of the Assets. According to Avalon, based on a valuation provided by an independent petroleum engineering firm, the fair value of the royalty interests to be released represents approximately 31.8% of the total fair value of the royalty interests owned by the Trust immediately prior to the sale.”

Based on these statements, that implies the total fair value of all of the Royalty Interests held by the Trust would be approximately $15.4 million dollars ($4.9 million is approximately 31.8% of $15.4 million).

A) The Trust’s Annual Report on Form 10-K indicate Proved Developed Reserves and Standardized Present Value Significantly in excess of $15.4 million dollars.

The Trust’s Annual Report on Form 10-K for the year ended December 31, 2019 and filed with the SEC on March 13, 2020 disclose the value of Proved Developed Producing reserves discounted at 10% attributable to the Trust of $104 million, and Standardized Measure of Discounted Net Cash Flows attributable to the Trust of $103.8 million. While these figures do not equal fair value and are not equal to future estimated cash flows, they are important measures used in oil and gas transactions. Readers should consult the Trust’s 10-K for a discussion of the assumptions and procedures and meanings of these values.

B) The Value of Trust Common Units on the public market reflects a Fair Value in excess of $15.4 million dollars.

There are 52,500,000 Trust Common Units outstanding as reported in the Trust’s 10-Q for the quarter ended June 30, 2020 and filed with the SEC on August 7, 2020. Based on the closing price of a Trust Common Unit on the OTC Pink Sheets on October 12, 2020 ($0.44), the last close before PEDEVCO’s exchange offer commenced and the date that Avalon notified the Trust of the agreement with Montare, the value of all of the outstanding Trust Common Units would be approximately $23.1 million, not reflecting any discounts or premiums. Assuming that the value of Trust Common Units approximately reflects the value of the assets held by the Trust (which almost entire consist of the Royalty Interests), and 31.8% of the Trust would equal approximately $7.3 million. At the close of the OTC Pink Sheets on October 14, 2020 ($0.49), the same calculation would yield approximately $25.7 million for all Trust Common Units and $8.2 million for 31.8%.

C)
Fair Value is based upon market conditions and other factors existing at the time of any such proposed sale or release, and PEDEVCO is acting as a potential acquiror.

The definition of “Fair Value” in the Trust Agreement takes into account relevant “market conditions and factors existing at the time of any such proposed sale or release.” Through the exchange offer and second-step merger, PEDEVCO is seeking to acquire the Royalty Interests and is effectively acting as a potential acquiror of the Royalty Interest. PEDEVCO has also demonstrated that it values the Trust’s assets higher than the fair value alleged by Avalon and Montare. Accordingly, the existence of a competing bidder is a factor that Avalon and Montare should demonstrate was used in determining the fair value.

Royalty interests unburdened by lease operating costs are highly valuable in any market. Both the Trust Unitholders and the Trust would benefit from having access to the valuation information used by Avalon and Montare in order to assess whether the fair value is consistent with the provisions of the Trust Agreement.

About PEDEVCO

PEDEVCO Corp. (NYSE American: PED), is a publicly-traded energy company engaged in the acquisition and development of strategic, high growth energy projects in the United States. PEDEVCO’s principal assets are its San Andres Asset located in the Northwest Shelf of the Permian Basin in eastern New Mexico, and its Denver-Julesberg (“D-J”) Basin Asset located in the D-J Basin in Weld and Morgan Counties, Colorado. PEDEVCO is headquartered in Houston, Texas. More information about PEDEVCO can be found at www.pedevco.com.

Cautionary Note Regarding Forward-Looking Statements

All statements in this press release that are not based on historical fact are “forward looking statements.” The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include the ultimate outcome of the offer and the Second-Step Merger; the failure of the holders of Trust Common Units, if required, to approve the terms of any transaction; the dissolution and/or termination of the Trust prior to any future transaction being completed; uncertainties as to whether the Trustee will cooperate with PEDEVCO regarding the proposed transaction; PEDEVCO’s ability to consummate the proposed transaction with the Trust; the conditions to the completion of the proposed transaction, including PEDEVCO’s ability to obtain shareholder approval and/or being able to obtain effectiveness of any registration statement required to be filed to register PEDEVCO Common Stock issuable in such transaction, on a timely basis, if at all; the possibility that PEDEVCO may be unable to achieve the expected benefits of acquiring the Trust within the expected time-frames or at all; that the integration of the Trust into PEDEVCO may be more difficult, time-consuming or costly than expected; that PEDEVCO’s costs and business disruption may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; proved oil, natural gas and NGL reserves associated with the underlying properties; the Trust’s or Avalon’s future financial position, business strategy, project costs and plans and objectives for future operations; and the effect of COVID-19 on the U.S. and global economy, the effect of U.S. and global efforts to reduce the spread of the virus, including ‘stay-at-home’ and other orders, and the resulting effect of such pandemic and governmental responses thereto on the market for oil and gas and the U.S. and global economy in general. Additional risks that may affect PEDEVCO and the Trust’s operations are set forth in the “Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the offer to exchange, and in each of PEDEVCO’s and the Trust’s 2019 Annual Report on Form 10-K, as well as in their respective Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Both PEDEVCO and the Trust operate in a highly competitive and rapidly changing environment, thus new or unforeseen risks may arise. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and PEDEVCO assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. Readers are also urged to carefully review and consider the other various disclosures in each of PEDEVCO’s and the Trust’s public filings with the SEC.

Additional Information

This communication relates to a proposal that PEDEVCO has made for a business combination transaction with the Trust and the exchange offer which PEDEVCO, through SRPT Acquisition, LLC, its wholly owned subsidiary, has made to holders of Trust Common Units. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of transmittal and other related offer documents) and a registration statement on Form S-4 filed by PEDEVCO on October 13, 2020. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, PEDEVCO (and, if applicable, the Trust) may file one or more proxy statements, information statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document PEDEVCO and/or the Trust may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. INVESTORS AND SECURITY HOLDERS OF PEDEVCO AND THE TRUST ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO EXCHANGE, THE LETTER OF TRANSMITTAL AND OTHER RELATED OFFER DOCUMENTS) FILED BY PEDEVCO WITH THE SEC ON OCTOBER 13, 2020, THE REGISTRATION STATEMENT ON FORM S-4 FILED BY PEDEVCO WITH THE SEC ON OCTOBER 13, 2020, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statements(s) or prospectus(es) (if and when available) will be mailed to shareholders of PEDEVCO and/or the Trust, as applicable. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by PEDEVCO through the web site maintained by the SEC at www.sec.gov, and by visiting PEDEVCO’s investor relations site at www.pedevco.com under the tab “Investors” and then under the tab “SEC Filings.”

This communication shall not constitute an offer to sell or solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. You can find information about PEDEVCO’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2019 filed by PEDEVCO with the SEC on March 30, 2020 and in PEDEVCO’s proxy statement filed by PEDEVCO with the SEC on July 10, 2020.

PEDEVCO Corp., (713) 221-1768

Annex A

(b) After the Drilling Obligation Completion Date, SandRidge (and any of its Affiliates) may at any time, and from time to time sell, but only in accordance with the terms of the Conveyances, a divided or undivided portion of its interests in the Underlying Properties, free from and unburdened by the Royalty Interests, without the consent of the Trustee or the Trust Unitholders except as set forth below; provided the following conditions are met:

(i) the Trust receives Fair Value in the form of cash for the Royalty Interests to be released by the Trustee in connection with the sale of the Underlying Properties;

(ii) the aggregate Fair Value to be received by the Trust with respect to such Royalty Interests to be released by the Trustee and any other Royalty Interests previously released by the Trustee pursuant to this Section 3.02(b) during the most recently completed 12 calendar months would not exceed $5,000,000; and

(iii) the Trustee shall have received (A) in the event that the gross purchase price to be received by SandRidge for the sale of Underlying Properties in a single transaction or a series of related transactions is less than $5,000,000, a certificate from SandRidge, executed by the Chief Executive Officer, President or any Vice President thereof, certifying to the Trustee and the Trust that the cash proceeds to be received by the Trust in respect of the Royalty Interests to be released in connection with the sale of such Underlying Properties represents the Fair Value to the Trust for such Royalty Interests (and the Trustee is hereby authorized and directed to rely thereon) or (B) in the event that the gross purchase price to be received by SandRidge for the sale of Underlying Properties in a single transaction or a series of related transactions is more than $5,000,000, at the expense of SandRidge, an appraisal of such Underlying Properties from an independent appraiser in the business of evaluating or appraising oil and/or natural gas properties selected by mutual agreement of SandRidge and the Trustee, which appraisal confirms that the cash proceeds to be received by the Trust in respect of the Royalty Interests to be released in connection with the sale of such Underlying Properties represents the Fair Value to the Trust for the Royalty Interests to be released by the Trust in connection therewith (and the Trustee is hereby authorized and directed to rely thereon). Notwithstanding the foregoing, any sale of Underlying Properties pursuant to this Section 3.02(b), in a single transaction or a series of related transactions, where the gross purchase price to be received by SandRidge is greater than $5,000,000 shall require approval by the vote of a Unit Majority.

(c) In the event that a portion of the Royalty Interests is to be released pursuant to Section 3.02(b) of this Agreement, upon receipt of (i) an accurate description of said portion of the Royalty Interests and (ii) sufficient information to evidence conclusively that the conditions to purchase referred to in Section 3.02(b) and in the applicable section of the Conveyances have been satisfied, then within a reasonable time thereafter, and upon advice of such experts as may be retained by the Trustee with the written consent of SandRidge, the Trustee shall execute and eliver a conveyance to SandRidge or its assignee covering said Royalty Interests and upon receipt of written notice of such a sale given by SandRidge, the Trustee shall execute and deliver at the closing of such sale a partial release and consent, and such other instruments, agreements and documents as SandRidge may reasonably request, to evidence or effect the transfer of such portion of SandRidge’s interests in the Underlying Properties, free from, and unburdened by, the Royalty Interests. Except as provided herein, any other sale of all or any portion of the Underlying Properties will not relieve SandRidge of its obligations with respect to the Royalty Interests.

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“Fair Value” means, with respect to any portion of the Royalty Interests to be released or sold pursuant to Section 3.02(b) in connection with a sale of Underlying Properties, an amount of net proceeds that could reasonably be expected to be obtained from the sale of such portion of the Royalty Interests to a party that is not an Affiliate of either SandRidge or the Trust on an arms’ length negotiated basis, taking into account relevant market conditions and factors existing at the time of any such proposed sale or release, such net proceeds to be determined by deducting the Trust’s proportionate share of sales costs, commissions and brokerage fees, if any (based on the ratio of (a) the fair market value of the portion of the Royalty Interest being released to (b) the fair market value of the Underlying Properties being transferred including the value of the Royalty Interests being released).